201 East Fourth Street
Cincinnati, Ohio 45202
513 723 8940
Fax 513 723 6566
andre.s.valentine@convergys.com

Andre S. Valentine
Chief Financial Officer

August 20, 2012

VIA EDGAR AND FEDERAL EXPRESS

Melissa Feider
Staff Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F St., NE
Washington DC 20549-3628

Re:	Convergys Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 23, 2012
For 10-Q for the Fiscal Quarter Ended June 30, 2012
Filed July 31, 2012
File No. 001-14379

Dear Ms. Feider:

This letter responds to comments contained in the Staff letter dated August 7, 2012, addressed to Mr. Andre Valentine, the Chief Financial Officer of Convergys Corporation (the “Company”) with respect to the above-referenced filings. We have replied on a comment by comment basis, with each response following a repetition of the Staff's comment to which it applies. Comment numbers refer to the numbers set forth in the Staff letter.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition, Liquidity and Capital Resources, page 24

1.
You indicated in comment 4 to your response letter dated April 30, 2010 that beginning with your Form 10-Q for the three month period ended March 31, 2010, the company would disclose you “believe that Convergys has adequate liquidity from cash and expected future cash flows to fund ongoing operations, invest in the business and make required debt payments for the next twelve months.” Please explain why you did not provide this disclosure in your Form 10-K.

Company Response

In our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 in the section referenced above, we stated “We use existing cash and the net cash generated from ongoing operations to

Melissa Feider
Division of Corporate Finance
Securities and Exchange Commission
August 20, 2012

fund those operations, invest in the business and make required debt payments.” Based upon cash reported on the balance sheet of $421.8 million, total principal on outstanding debt of $188.5 million and positive operating cash flow, we intended to convey with this disclosure our ability to meet foreseeable obligations in excess of twelve months. Accordingly, we believe that our cash resources and future cash flows will be sufficient to fund our operating needs for the next twelve months. As a result, and in accordance with our response letter dated April 30, 2010, in future filings, beginning with our Quarterly Report on Form 10-Q for the three and nine month period ended September 30, 2012, we will revert to the following language in the Liquidity and Cash Flow Section of our MD&A: “We believe that we have adequate liquidity from cash and expected future cash flows to fund ongoing operations, invest in the business and make required debt payments for the next twelve months.”

Item 8. Financial Statements and Supplementary Data

Note 2. Accounting Policies

New Accounting Pronouncements, page 58

1.
Please tell us if and when you adopted the guidance in ASU 2011-08, “Intangibles - Goodwill and Other, Testing Goodwill for Impairment.” Also, please confirm that your future discussion of your accounting for the impairment of goodwill will address this new guidance.

Company Response

We have adopted the provisions of ASU 2011-08 effective January 1, 2012. Adoption had no impact on our March 31, 2012 or Ju ne 30, 2012 interim financial statements. In our Quarterly Report on Form 10-Q for the three and nine month period ending September 30, 2012 and our Annual report on Form 10-K for the fiscal year ending December 31, 2012, we will include additional discussion regarding the adoption of this standard within Note 2, Recent Account Pronouncements, of the Notes to Condensed Consolidated Financial Statements as follows:

“In September 2011, the FASB issued ASU 2011-08, “Intangibles - Goodwill and Other: Testing Goodwill for Impairment.” This ASU simplifies the goodwill impairment assessment by permitting a company to make a qualitative assessment of whether it is more likely than not that a reporting unit's fair value is less than its carrying amount before applying the two-step goodwill impairment test. If the conclusion is that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the company would be required to conduct the current two-step goodwill impairment test. Otherwise, it would not need to apply the two-step test. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011 and early adoption is permitted. The Company adopted ASU 2011-08 for its goodwill impairment test as of January 1, 2012 and does not expect this pronouncement to have a material effect on the consolidated financial statements.”

In addition, in future filings, beginning with our Annual Report on Form 10-K for the fiscal year ending December 31, 2012, we will address the new guidance within our discussion of Critical Accounting Policies and Estimates within MD&A as well as within Note 2, Accounting Policies, in the Notes to Consolidated Financial Statements. While we will finalize disclosures based on specific facts and circumstances in the preparation of our Annual Report on Form 10-K for the fiscal year ending December 31, 2012, we currently anticipate updating our discussion of our accounting for Goodwill and Other Intangibles within Note 2 as follows:

Melissa Feider
Division of Corporate Finance
Securities and Exchange Commission
August 20, 2012

“Goodwill and Other Intangibles  -  As discussed more fully in Note 6, goodwill is reviewed at the reporting unit level for impairment as of October 1 and at other times if events have occurred or circumstances exist that indicate the carrying value of goodwill may no longer be recoverable.

As a result of the adoption of Accounting Standard Update (“ASU”) No. 2011-08 “Testing goodwill for impairment,” effective January 1, 2012, we first assess a range of qualitative factors including, but not limited to, macroeconomic conditions, industry conditions, the competitive environment, changes in the market for our products and services, regulatory and political developments, entity specific factors such as strategies and financial performance, when evaluating potential impairment for goodwill. If, after completing such assessment, it is determined more likely than not that the fair value of a reporting unit is less than its carrying value, we proceed to a two-step impairment test.

The first step compares the fair value of a reporting unit with its carrying amount, including the goodwill allocated to each reporting unit. If the fair value of the reporting unit is in excess of the carrying value, the related goodwill is considered not to be impaired and no further analysis is necessary. If the carrying amount of the reporting unit exceeds the fair value, there is an indication of potential impairment and a second step of testing is performed to measure the amount of the impairment, if any, for that reporting unit.

When required, the second step compares the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination, which is the excess of the fair value of the reporting unit determined in step one over the fair value of the net assets and identifiable intangibles as if the reporting unit were being acquired. Any excess of the carrying value of the reporting unit goodwill over the implied fair value of the reporting unit goodwill will be recorded as an impairment loss. An impairment charge recognized cannot exceed the amount of goodwill allocated to a reporting unit and cannot be reversed subsequently even if the fair value of the reporting unit recovers.

Fair value of the reporting unit is determined using a combination of the market approach and the income approach. Under the market approach, fair value is based on actual stock prices or transaction prices of comparable companies. The market approach requires significant judgment regarding the selection of comparable companies. Under the income approach, value is dependent on the present value of net cash flows to be derived from the ownership. The income approach requires significant judgment including estimates about future cash flows and discount rates. A combination of methodologies is used and weighted appropriately for reporting units with significant adverse changes in business climate.

Other intangibles, primarily customer relationship assets and trademarks, are amortized over a straight-line basis with lives ranging from four to twelve years and are evaluated periodically if events or circumstances indicate a possible inability to recover their carrying amounts.”

Note 5. Investment in Cellular Partnerships, page 60

2.
Tell us your consideration for providing audited financial statements for your equity method investees pursuant to Rule 3-09 of Regulation S-X. Please note that in the year of disposal of an equity method investee, audited financial statements of the investee should be provided through the date of sale if the investment was significant in the year of sale. Alternatively, unaudited financial statements of the investee may be provided, if the investment was not significant in the year of sale

Melissa Feider
Division of Corporate Finance
Securities and Exchange Commission
August 20, 2012

but was significant in one or more of the previously reported years. Additionally, for purposes of measuring significance in the year of disposal, the gain on disposal of the equity method investee should be included. Please provide your calculations an analysis to support your conclusion.

Company Response

Rule 3-09 of Regulation S-X provides that separate financial statements of a 50% or less owned person (“equity method investee”) must be filed if “either the first or third condition set forth in [Rule 1-02(w) of Regulation S-X], substituting 20 percent for 10 percent in the tests used therein to determine a significant subsidiary, are met. . .”. Rule 3-09(b) further provides that if financial statements are required for an equity method investee, they are required to be audited only for fiscal years in which either the first or third condition set forth in Rule 1-02(w), substituting 20% for 10%, is met.

Substituting 20% for 10% in Rule 1-02(w), as required by Rule 3-09, the first condition in Rule 1-02(w) is satisfied if the registrant's investments in and advances to the equity method investee exceed 20% of the consolidated total assets of the registrant (the “Investment Test”), and the third condition in Rule 1-02(w) is satisfied if the registrant's equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the equity method investee exceeds 20% of such consolidated income of the registrant (the “Income Test”).

Upon completion of the sale of our interests in Cincinnati SMSA Limited Partnership and Cincinnati SMSA Tower Holdings LLC (collectively, the “Cellular Partnerships”) in 2011, our investments in our equity method investees were eliminated and, therefore, did not meet the Investment Test. Our investments in our equity method investees did not meet the Investment Test at the end of the fiscal years ended December 31, 2010 or 2009.

In applying the Income Test, we did not include the gain on the disposal of our interests in the Cellular Partnerships in the numerator for purposes of the calculation as neither Rule 1-02(w) nor the literature we consulted requires or permits us to do so. The Income Test, as set forth in Rule 1-02(w) specifically provides only for the inclusion in the numerator of income from continuing operations of the investee. Section 2410.3 of the Division of Corporation Finance's Financial Reporting Manual specifically states that gains or losses from stock sales by the registrant are excluded from the numerator of the Income Test. We also note that the staff indicated in a recent presentation on Current Developments in the Division of Corporation Finance made to the National Conference on Current SEC & PCAOB Developments on December 7, 2010, in a slide entitled “Calculating Significance: Income Test - Equity Method Investees, New Practice” included in the section on “Topic 2: Other Financial Statements Required,” that the numerator of the Income Test is “calculated based on the registrant's proportionate share of the pre-tax income from continuing operations of the separate financial statements of the investee…” and specifically states that the proportionate interest is to be calculated using the investee's financial statements.” These instructions seem to neither require nor permit the inclusion of any gain or loss recognized by the registrant on the sale of an equity method investment in the numerator of the Income Test, as such transaction has no impact to the stand-alone financial statements of the investee. We are not aware of any contrary authority requiring the inclusion of any such gains on sale in pre-tax income for purposes of this test. Accordingly, we believe that the gain on the disposal of an equity method investee should not be included in the numerator in performing the Income Test.

Computational note 2 to Rule 1-02(w) also provides that if consolidated pre-tax income in the most recent year is more than 10% lower than the average of the prior five years, the average of the five years is to be utilized as the denominator for purposes of the test. If current year consolidated pre-tax income is

Melissa Feider
Division of Corporate Finance
Securities and Exchange Commission
August 20, 2012

greater than the average, however, the current year consolidated pre-tax income is to be utilized as the denominator. We calculated the denominator for purposes of the Income Test using our consolidated pre-tax income from continuing operations as follows:

in millions
2011	$447.2
2010	(58.0)
2009	96.1
2008	170.4
2007	260.9
Average	$194.9

As we experienced a pre-tax loss from continuing operations in 2010, the five-year average was calculated as the sum of 2011, 2009, 2008 and 2007 consolidated pre-tax income divided by five. As the 2011 consolidated pre-tax income was greater than the five-year average, we used 2011 consolidated pre-tax income, or $447.2 million, as the denominator for purposes of the Income Test. We then compared our share of our equity method investees' pre-tax income to our 2011 consolidated pre-tax income. The calculation for our interest in the Cincinnati SMSA Limited Partnership (which had met the Income Test in 2010 and, therefore, had been identified as significant investment in our 2010 financial statements) was as follows:

in millions
Proportionate share of Cincinnati SMSA Limited Partnership's Pre-tax Income through 6/30/2011	$20.2
Pre-tax income from continuing operations for the fiscal year ended December 31, 2011	447.2

Ratio	4.5%
Result	Not Significant

As illustrated above, we concluded that our interest in the Cincinnati SMSA Limited Partnership did not meet either the Investment Test or the Income Test and, therefore, audited financial statements were not required. The other Cellular Partnership, Cincinnati SMSA Tower Holdings LLC, did not satisfy either the Investment Test or the Income Test in any of the three years ended December 31, 2011.

The Staff comment above further states that if an equity method investment was determined to be significant in one year presented in the current period financial statements, but is not significant in the current period, unaudited financial statements should be provided. We note that this requirement is not contained within Rule 3-09, which appears to state that separate financial statements of equity method investees are not required if the specified conditions are not satisfied in the current year. We are aware that the staff has stated, in its notes to Section 2405.3 of the Financial Reporting Manual, that financial statements must be included if either of the tests of significance are met in any of the three years presented; however, we are not aware of any authority for this position. We also note that the Staff has stated that the Financial Reporting Manual does not constitute rules, regulations or statements of the Commission, and is not intended to be published views or interpretations of the Division of Corporation Finance or the Office of Chief Accountant.

Melissa Feider
Division of Corporate Finance
Securities and Exchange Commission
August 20, 2012

Although we do not believe unaudited financial statements are explicitly required under Rule 3-09 and although we do not believe that unaudited financial statements through June 30, 2011 would be material or relevant to the users of our financial statements because our interests in the Cellular Partnerships were disposed of within the fiscal year ended December 31, 2011 and there was no provision for any adjustments to the purchase price based on any changes in pre-closing financial results, we will comply with the Staff's request to provide unaudited financial statements for the period ended and as of June 30, 2011. Accordingly, we will work with the general partner of the Cincinnati SMSA Limited Partnership to complete the preparation of unaudited financial statements for the six months ended June 30, 2011 and anticipate filing the unaudited financial statements in an amendment to our 2011 Form 10-K prior to the filing of our quarterly report on Form 10-Q for the three and nine months ending September 30, 2012.

Note 6. Commitments and Contingencies

Contingencies, page 76

3.
We note from your legal proceedings disclosure that you are not named in the Hyundai Motor America matter and the likelihood of losses that may become payable to this call center client under claims related to this matter, the amount of potential losses associated with such claims, and whether such losses may be material cannot be determined or estimated at the time of your filing. Please note that your reference to “potential losses” is not consistent with the requirements of ASC 450-20-50 (i.e. “reasonably possible loss” or “probable loss”). Please confirm you will use terms that are consistent with this guidance for your pending legal contingencies in future filings.

Company Response

In future filings, beginning with our Quarterly Report on Form 10-Q for the three and nine month period ended September 30, 2012, we will utilize the terms referenced above in discussion of this and any other contingencies included in this disclosure.

Form 10-Q for the Fiscal Quarter Ended June 30, 2012

Item 2. Management Discussion and Analysis of Financial Condition and Results of Operations, page 23

4.
We note that your disclosure at the bottom of page 23 for Customer Management revenue recognition is consistent with the revenue recognition policy disclosure in your December 31, 2011 Form 10-K. Please provide us with the revenue recognition policy disclosures that you intend to file in your December 31, 2012 Form 10-K as it relates to your software arrangements. In this regard, your disclosure in the December 31, 2011 Form 10-K referred to the Information Management policy for software revenue recognition, which was reported as discontinued operations in fiscal 2012 and may have contained policies that would not be relevant to the Customer Management segment. In your response, please tell us when the majority of this revenue is recognized (i.e. up-front, hosted subscription basis, etc.) and provide us with your VSOE analysis for multiple elements for this segment.

Company Response

We believe that our disclosure may over-emphasize certain portions of our business that are not material to our results of continuing operations. As indicated in the disclosure referenced above, 90% of our revenue for the six months ended June 30, 2012 is agent-related revenue, which is recognized as services

Melissa Feider
Division of Corporate Finance
Securities and Exchange Commission
August 20, 2012

are performed. Revenue from the sale of hosted services or provision of professional services represents approximately 9% of our revenues for the six-month period ended June 30, 2012. In our hosted arrangements and professional services contracts, revenue is recognized as services are provided, generally under multi-year contracts with stated rates based on usage of services (i.e., either hourly, monthly or event-driven). Due to the nature of services provided, revenue is recognized in a similar manner as agent-related revenue. These contracts, representing in the aggregate almost 99% of our revenues, do not include multi-element arrangements within the scope of software revenue recognition guidance.

Revenue recognized from license sales bundled with support and maintenance is less than 1% of our total revenue for the six months ended June 30, 2012. Further, the majority of these multiple element arrangements contain license sales with only one-year maintenance agreements that include stated renewal terms for maintenance and support services. As we do not believe that this revenue stream is material, we have not provided in this response our VSOE analysis for these contracts. In future filings, beginning with our Quarterly Report on Form 10-Q for the three and nine month period ended September 30, 2012, to better align our disclosures with our material sources of revenue, we will revise our revenue disclosures to read as follows:

“Agent-related revenues, which account for more than 90% of Customer Management revenues for the six months ended June 30, 2012, are typically recognized as services are performed based on staffing hours or the number of contacts handled by service agents using contractual rates. Customer Management's remaining revenues are derived from the sale of premise-based and hosted automated self-care and technology solutions and provision of professional services. Revenues from the sale of these solutions and provision of services are typically recognized as services are provided over the duration of the contract using contractual rates.”

To reflect the sale of the Information Management line of business, we will also revise certain disclosures related to revenue recognition in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012. Revenue Recognition will no longer be included within our discussion of Critical Accounting Policies and Estimates within MD&A. Further, Note 2, Accounting Policies, in the Notes to Consolidated Financial Statements will be revised as related to revenue recognition as follows:

“Revenue Recognition  -  Revenues from Customer Management, which accounted for 9X% of the Company's 2012 consolidated revenues, mostly consist of fees generated from outsourced services provided to the Company's clients. Approximately 90% of Customer Management revenues are derived from agent-related services. The Company typically recognizes these revenues as services are performed based on staffing hours or the number of contacts handled by service agents using contractual rates. Customer Management's remaining revenues are derived from the sale of premise-based and hosted automated self-care and technology solutions and provision of professional services. Revenues from the sale of these solutions and provision of services are typically recognized as services are provided over the duration of the contract using contractual rates.

Revenues are recognized only when the services are performed, there is evidence of an arrangement, the Company determines that the fee is fixed and determinable and collection of the fee included in the arrangement is considered probable. When determining whether the fee is considered fixed and determinable and collection is probable, the Company considers a number of factors including the creditworthiness of the client and the contractual payment terms. If a client is not considered creditworthy, all revenue under arrangements with that client is recognized upon receipt of cash. If payment terms extend beyond what is considered customary or standard in the related industry and geographic location, the related fees are considered extended and deferred until they become due and

Melissa Feider
Division of Corporate Finance
Securities and Exchange Commission
August 20, 2012

payable.

The Company considers the criteria established primarily by ASC Topic 605-45, “Principal Agent Considerations,” (ASC 605-45) in determining whether revenue should be recognized on a gross versus a net basis. Factors considered in determining if gross or net basis recognition is appropriate include whether the Company is primarily responsible to the client for the services, has discretion on vendor selection, or bears credit risk. The Company provides certain services to clients using third party vendors. Typically, the costs incurred with third party vendors related to these services are passed through to the clients. In consideration of the above mentioned criteria, total payments the Company receives from clients related to these services are recorded as revenue and payments the Company makes to third party vendors are recorded as cost of providing services and products sold.

The Company sometimes earns supplemental revenues upon the satisfaction of certain service levels or achievement of certain performance measurement targets. The supplemental revenues are recognized only after required measurement targets are met.

The Company recognizes revenues from transition services provided to the buyer of the Information Management and HR Management businesses as such services are performed.”

We will continue to evaluate our revenue recognition disclosures and, in the event that transactions subject to recognition under guidance for multiple-element transactions become material, we will revise these disclosure as appropriate.

* * * * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of this disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you have any questions or concerns with respect to the responses set forth in this letter or if you have any further comments, we would appreciate the opportunity to discuss them with you. Please do not hesitate to contact the undersigned at 513-723-8940.

Sincerely,

/s/ Andre S. Valentine
Andre S. Valentine
Chief Financial Officer
Convergys Corporation

Melissa Feider
Division of Corporate Finance
Securities and Exchange Commission
August 20, 2012

Cc:    Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission

David Neuhardt, Esq.
Thompson Hine LLP